Filed by Lexar Media, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Lexar Media, Inc.
Commission File No. of Subject Company: 000-31103
The following press release was issued by Lexar Media, Inc. on May 22, 2006:

Contacts:
Lexar Media, Inc.
Michael P. Scarpelli	Matthew Sherman	Jennifer Jarman
Chief Financial Officer	Joele Frank, Wilkinson Brimmer Katcher	The Blueshirt Group
(510) 580-8730	(212) 355-4449 x165	(510) 443-3400
mscarpelli@lexar.com	msherman@joelefrank.com	investor@lexar.com

FOR IMMEDIATE RELEASE
ISS RECOMMENDS THAT LEXAR MEDIA, INC. STOCKHOLDERS VOTE “FOR” PROPOSED MERGER WITH MICRON
TECHNOLOGY, INC.
Fremont, California, May 22, 2006 — Lexar Media, Inc. (Nasdaq: LEXR) today announced that Institutional Shareholder Services (ISS) has recommended that Lexar stockholders vote “FOR” the proposed merger with Micron Technology, Inc. (NYSE: MU) at Lexar’s June 2, 2006 special meeting of stockholders. ISS is a leading independent U.S. proxy advisory firm and its voting analyses and recommendations are relied upon by hundreds of major institutional investment funds, mutual funds and fiduciaries throughout the country.
“We are pleased that ISS has recommended that Lexar stockholders vote FOR our proposed merger with Micron,” said Eric Stang, Lexar’s Chairman, Chief Executive Officer and President. “Our Board of Directors, with the assistance of our financial and legal advisors, conducted an extensive and thorough exploration of Lexar’s strategic alternatives, and unanimously concluded that the proposed merger with Micron is the best alternative for Lexar and its stockholders. We urge all Lexar stockholders to vote FOR the proposed merger with Micron today.”
On March 8, 2006, Lexar and Micron entered into a definitive merger agreement under which Micron would acquire all of the outstanding common stock of Lexar in a stock-for-stock merger. On April 25, 2006, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with Micron’s proposed acquisition of Lexar, expired. The transaction is expected to close as soon as practicable after the special meeting.
Lexar stockholders are encouraged to read the definitive proxy statement/prospectus relating to the proposed merger in its entirety as it provides, among other things, a detailed discussion of the process that led to the proposed merger and the reasons behind Lexar’s Board of Directors’ unanimous recommendation that Lexar stockholders vote FOR the adoption of the merger agreement.
About Lexar Media, Inc
Lexar is a leading marketer and manufacturer of NAND flash memory products including memory cards, USB flash drives, card readers and ATA controller technology for the digital photography, consumer electronics, industrial and communications markets. Lexar holds over 98 issued or allowed controller and system patents, and licenses its technology to companies including Olympus Corporation, Samsung

Electronics Co., Ltd., SanDisk Corporation and Sony Corporation. Lexar sells its memory cards worldwide and through an exclusive agreement, also sells memory cards under the Kodak® brand. Headquartered in Fremont, California, Lexar has operations in countries around the world. More information is available at www.lexar.com.
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Lexar and the Lexar logo are trademarks of Lexar Media, Inc. All other trademarks are the property of their respective owners.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties concerning Micron’s proposed acquisition of Lexar Media, Inc., including the timing of the special meeting of Lexar stockholders and the completion of the proposed merger. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed. Readers should also refer to the risk factors described in Lexar’s filings with the SEC, including Lexar’s most recently filed Form 10-Q, as well as the risk factors contained in the definitive proxy statement/prospectus relating to the proposed merger with Micron. Lexar assumes no obligation to update the information in this release.
Additional Information About the Merger and Where to Find It
Micron has filed a registration statement on Form S-4 (Registration No. 333-132757), as amended, containing a definitive proxy statement/prospectus and other relevant materials in connection with the proposed acquisition of Lexar by Micron. On May 4, 2006, the definitive proxy statement/prospectus was mailed to Lexar stockholders of record as of the close of business on April 28, 2006. Investors and security holders of Lexar are urged to read the definitive proxy statement/prospectus and the other relevant materials because they contain important information about Micron, Lexar and the proposed merger. The definitive proxy statement/ prospectus and other relevant materials, and any other documents filed by Micron or Lexar with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Micron by contacting Micron Investor Relations, Kipp Bedard, (208) 368-4465. Investors and security holders may obtain free copies of the documents filed with the SEC by Lexar by contacting Lexar Chief Financial Officer, Michael Scarpelli, (510) 580-8730. Investors and security holders of Lexar are urged to read the definitive proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.